SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 2*

Quality Distribution, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74756M 10 2

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74756M 10 2	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Investment Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,193,840 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,193,840 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,193,840 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 30.6%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 510,694 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 510,694 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 510,694 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo (U.K.) Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 349,038 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 349,038 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 349,038 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.5%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,882,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,882,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,882,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 33.5%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2	13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF III Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,882,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,882,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,882,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 33.5%

14	Type of Reporting Person OO

CUSIP No. 74756M 10 2	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,882,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,882,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,882,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 33.5%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,882,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,882,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,882,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 33.5%

14	Type of Reporting Person OO

CUSIP No. 74756M 10 2	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,882,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,882,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,882,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 33.5%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,882,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,882,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,882,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 33.5%

14	Type of Reporting Person OO

CUSIP No. 74756M 10 2	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,882,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,882,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,882,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 33.5%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management II, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,882,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,882,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,882,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 33.5%

14	Type of Reporting Person CO

This Amendment No. 2 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on November 21, 2003, by (i) Apollo Investment Fund III, L.P., a Delaware limited partnership (“Investment III”), (ii) Apollo Overseas Partners III, L.P., a Delaware limited partnership (“Overseas III”), (iii) Apollo (U.K.) Partners III, L.P., a limited partnership registered in England (“UK Partners III”, and together with Investment III and Overseas III, the “Apollo Funds”), (iv) Apollo Management III, L.P., a Delaware limited partnership (f/k/a Apollo Management, L.P., “Management III”), and (v) Apollo Advisors II, L.P., a Delaware limited partnership (“Advisors II”), as amended by Amendment No. 1 to Schedule 13D filed on June 12, 2009 by (i) Investment III, (ii) Overseas III, (iii) UK Partners III, (iv) Management III, (v) AIF III Management, LLC, a Delaware limited liability company (“AIF III”), (vi) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (vii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (viii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), (ix) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”), (x) Advisors II, and (xi) Apollo Capital Management II, Inc., a Delaware corporation (“Capital Management II”), with respect to the common stock (the “Common Stock”) of Quality Distribution, Inc. (the “Issuer”).  The Apollo Funds, Management III, AIF III, Management, Management GP, Management Holdings, Holdings GP, Advisors II and Capital Management II are referred to collectively as the “Reporting Persons.”

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on November 21, 2003, as amended.

Responses to each item of this Amendment No. 2 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.    Security and Issuer

Item 2.    Identity and Background

Item 3.    Source and Amount of Funds or Other Consideration

Item 4.    Purpose of Transaction

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

On February 9, 2011, each of Investment III, Overseas III and UK Partners III sold 1,823,345, 109,060, and 67,595 shares of Common Stock, respectively, pursuant to an underwritten offering, in connection with the public offering (the “Offering”) of Common Stock by the Issuer, as discussed in the Issuer’s prospectus supplement dated February 4, 2011, supplementing the Issuer’s registration statement on Form S-3 (File No. 333-171575) filed with the Securities and Exchange Commission on January 6, 2011, as amended by Amendment No. 1 to Form S-3, filed on January 24, 2011 (collectively, the “Registration Statement”).  In addition, on February 9, 2011, each of Investment III, Overseas III and UK Partners III sold an additional 547,004, 32,718, and 20,278 shares of Common Stock, respectively, upon exercise of the underwriters’ over-allotment option, pursuant to an underwriting agreement, dated as of February 3, 2011 (the “Underwriting Agreement”), among the Issuer, the Apollo Funds, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., and RBC Capital Markets, LLC (collectively, the “Underwriters”).

Following the sales of Common Stock by the Apollo Funds, the Apollo Funds own of record an aggregate of 7,797,009 shares of Common Stock of the Issuer.  In addition, each of the Apollo Funds may be deemed to be the beneficial owners of 85,521 shares of Common Stock held by MidOcean Capital Investors, L.P. (“MidOcean”), pursuant to an irrevocable proxy granted to the Apollo Funds by MidOcean as a successor-in-interest to BT Investment Partners, Inc. under the terms of the Amended and Restated Common and Preferred Stock Purchase and Shareholders’ Agreement, which provides each of the Apollo Funds the right to vote such shares.  Accordingly, the Apollo Funds in the aggregate may be deemed to be the beneficial owners of an aggregate of 7,882,530 shares of Common Stock, representing approximately 33.5% of the outstanding shares of Common Stock of the Issuer.

The shares of Common Stock shown as beneficially owned by Advisors II and Management III include the shares of Common Stock shown as beneficially owned by the Apollo Funds.  Capital Management II may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by the Apollo Funds and Advisors II.  Apollo Management, Management GP, Management Holdings and Holdings GP may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by each of the Apollo Funds and Management III.

The Reporting Persons disclaim any pecuniary interest in the shares of Common Stock held by MidOcean and this Amendment No. 2 to Schedule 13D shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of, or has any pecuniary interest in, such shares of Common Stock.  Each of the Reporting Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Reporting Persons in excess of their pecuniary interests in such securities, if any, and the filing of this Amendment No. 2 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)  See also the information contained on the cover pages of this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock beneficially owned by each Reporting Person is based on 23,536,869 outstanding shares of Common Stock of the Issuer following the sale of 2,000,000 shares of Common Stock by the Issuer on February 9, 2011 in the Offering, as reported by the Issuer in the Registration Statement.

(b)           See the information contained on the cover pages of this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Amendment No. 2 to Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 3, 2011, the Apollo Funds entered into the Underwriting Agreement with the Issuer and the Underwriters with respect to the sale by the Apollo Funds of an aggregate of 2,000,000 shares of the Common Stock in connection with the Offering.  Pursuant to the Underwriting Agreement, the Apollo Funds also granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of the Common Stock at the initial public offering price of $9.50 per share, less an underwriting discount of $0.475 per share.  Closing of the sales occurred on February 9, 2011.  See the Form of Underwriting Agreement, which is incorporated herein by reference, as provided in Item 7 herein.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1:               Underwriting Agreement, dated as of February 3, 2011, by and among the Issuer, Investment III, Overseas III, UK Partners III, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., and RBC Capital Markets, LLC (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2011 (File No. 000-24180).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	February 11, 2011
APOLLO INVESTMENT FUND III, L.P.

		By:	APOLLO ADVISORS II, L.P.
Its General Partner

		By:		APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO OVERSEAS PARTNERS III, L.P.

		By:	APOLLO ADVISORS II, L.P.
Its Managing General Partner

		By:		APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO (U.K.) PARTNERS III, L.P.

		By:	APOLLO ADVISORS II, L.P.
Its General Partner

		By:		APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS II, L.P.

By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

	By:	s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO CAPITAL MANAGEMENT II, INC.

By:		s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT III, L.P.

By:	AIF III MANAGEMENT, LLC
Its General Partner

	By:	APOLLO MANAGEMENT, L.P.
Its General Partner

		By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

		By:	s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF III MANAGEMENT, LLC

By:		APOLLO MANAGEMENT, L.P.
Its General Partner

	By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

		By:	s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT, L.P.

By:		APOLLO MANAGEMENT GP, LLC
Its General Partner

	By:	s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT GP, LLC

By:	s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	APOLLO MANAGEMENT HOLDINGS GP, LLC
Its General Partner

	By:	s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	s/ Laurie D. Medley
Laurie D. Medley
Vice President